United States securities and exchange commission logo





                            February 25, 2021

       Ian Siegel
       Chief Executive Officer
       ZipRecruiter, Inc.
       604 Arizona Avenue
       Santa Monica, CA 90401

                                                        Re: ZipRecruiter, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001617553

       Dear Mr. Siegel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 4

   1. Please disclose the period during which over 2.6 million businesses and 100 million job seekers used your
services.
       Our Strengths, page 8

   2. Please disclose that you conducted the brand awareness survey and briefly describe the methodology of the
survey.
 Ian Siegel
FirstName  LastNameIan Siegel
ZipRecruiter,  Inc.
Comapany25,
February   NameZipRecruiter,
              2021           Inc.
February
Page 2 25, 2021 Page 2
FirstName LastName
Risk Factors
COVID-19 has caused significant uncertainty   , page 17

3. Please revise this risk factor to disclose the specific impacts of COVID-19 on the company.
A significant portion of our Paid Employers   , page 20

4. Please disclose the percentage of your paid employers that are small- and medium-sized businesses.
Our growth depends in part   , page 24

5. Please disclose the percentage of your revenue that is attributable to your relationships with third parties.
Risk Factors
Other Risks Related to Our Business
The requirements of being a public company, including maintaining adequate internal control over our financial and management systems..., page 37

6. Please clarify your disclosures to indicate whether you have identified any material weaknesses in your internal control over financial reporting.
The dual class structure of our common stock   , page 42

7. Please briefly describe each of the limited exceptions pursuant to which transfers of Class
         B common stock will not result in a conversion of those shares to Class A common stock.
Provisions in our charter documents   , page 44

8. Please briefly describe the provisions in your charter documents that require super-
         majority voting to amend.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 58

9. We note from your disclosures on page 19 that your business depends on employers purchasing and renewing subscriptions, and any decline in your user renewals could harm your future operating results. Please tell us whether you consider subscription renewal rates to be a key business metrics that management uses to manage the business. We refer you to Section III.B of SEC Release 33-8350.
10. You disclose that performance-based revenue is recognized when a candidate clicks on or applies to a job distributed by ZipRecruiter on behalf of a customer and your customers pay an amount per click or per job application usually capped at a contractual maximum per job recruitment campaign. Please tell us your consideration of disclosing the number
 Ian Siegel
ZipRecruiter, Inc.
February 25, 2021
Page 3
         of clicks or job applications and the cost-per click or job application for each period presented. Price and volume disclosures such as the number of clicks or job applications and revenue per-click or job application including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and
Section III.B of SEC
         Release 33-8350.
Quarterly Paid Employers, page 58

11. We note from your disclosures that your sales to small-and medium-sized businesses have historically constituted the core of your paid employers. We further note from your disclosures that your ability to increase revenue and maintain profitability depends, in part, on widespread acceptance of your marketplace by large enterprise businesses and other organizations, and generally large enterprise and smaller businesses have dramatically different spend profiles over time. Please revise your disclosures to clarify how you define a large enterprise business and small-and medium-sized businesses. Tell us your consideration of separately disclosing the number of paid employers and the associated revenues generated from your large enterprise businesses and sales to small-
         and medium-sized businesses for each period presented.
Revenue per Annual Paid Employer Cohort by Calendar Year ($ in millions), page
63

12. You disclose that in 2019, 74% of revenue was generated by employers that had started using your marketplace in prior years. Please revise to disclose the percentage of revenue for each per annual paid employer cohort by calendar year. For instance, your disclosures should quantify the percentage of each cohort by calendar year in fiscal 2019.
Plan of Distribution, page 135

13. Clarify that the "consultation with certain institutional investors (which may include certain of the Registered Stockholders)" does not involve outreach by the financial advisors but involves normal buy and sell interest communicated to the financial advisors that occurs before any registered public offering.
14. We note your statement that the financial advisors are "not acting as underwriters..." and other references throughout your prospectus indicating that there are no underwriters.
       Please note that whether the financial advisors are underwriters is a facts and
FirstName LastNameIan Siegel
       circumstances determination; therefore, please revise all of these references that imply the
Comapany    NameZipRecruiter,
       absence   of underwriters,Inc.
                                   or that your financial advisors are not
considered underwriters, to
       clarify
February       instead
          25, 2021     that3 the direct listing does not involve a firm
commitment underwriting.
                     Page
FirstName LastName
 Ian Siegel
FirstName  LastNameIan Siegel
ZipRecruiter,  Inc.
Comapany25,
February   NameZipRecruiter,
              2021           Inc.
February
Page 4 25, 2021 Page 4
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation, Principles of Consolidation and Summary of Significant
Accounting Policies
Segments, page F-8

15. Your disclosures indicate that substantially all of the Company's principal operations, decision-making functions and long-lived assets are located in the United States. Please clarify how your disclosures comply with the guidance in ASC 280-10-50-41.
Revenue Recognition
Performance-based Revenue, page F-10

16. You disclose that when a job applicant, sourced from a partner, clicks on or applies to a job posting, you will share a percentage of the revenue you earn from your customer with the associated partner. You further disclose that in these arrangements, you are primarily
         responsible for advertising the customer   s job postings and have
discretion in establishing
         the price paid by the customer, and accordingly, you recognize the fees you receive from your customers as revenue and the revenue share due is recorded in cost of revenue in the
         Consolidated Statements of Operations. Please provide us your analysis of principal versus agent considerations to the extent that revenue recognized from these arrangements is material. We refer you to ASC 606-10-55-36 through 55-40.
17. We note that the performance based revenue arrangement fees are capped at a contractual maximum per recruitment campaign and that you recognize revenue up to the contractual maximum per recruitment campaign. Please clarify whether you recognize revenue after reaching the contractual maximum. In this respect, explain whether customers can expand or renew the recruitment campaign after reaching the contractual maximum and if so, describe your campaign pricing model and how it compares with the initial recruitment campaign.
Sales Allowance, page F-10

18. We note the table summarizing the changes in your sales allowance. Please describe in greater detail the nature of these arrangements and the activity within your sales allowance, and how this activity compares with your historical results and trends.
Deferred Commissions, page F-19

19. You disclose that certain other incremental costs are deferred and subsequently amortized on a straight-line basis over the expected customer life, which has been estimated to be three years based on an analysis of historical and expected customer life. Please help us better understand how you determined the expected customer life. Tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. Your response should
 Ian Siegel
ZipRecruiter, Inc.
February 25, 2021
Page 5
       address how you considered the revenue per annual paid employer cohort by calendar year presented on page 63 of your filing. We refer you to ASC 340-40.
Note 13. Stock-Based Compensation
Stock Options, page F-26

20. You disclose on April 12, 2018, the board of directors approved the issuance of performance and service-based options outside of the Plans to a consultant of the
       Company. Please revise to clarify the terms and conditions associated with the performance condition.
Restricted Stock Units, page F-28

21. We note that transactions to go public in which the Company does not sell its equity securities do not satisfy the liquidity event performance condition. Please revise to clarify whether the performance condition will be satisfied upon the effectiveness of this registration statement.
General

22. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
23. Please disclose the source of the following assertions in your prospectus.
           There were over 90 million job postings available for matching in 2020 (pages 8 and
           85); and
           Employers spend more than $150 billion per year in the United States alone to recruit talent (pages 57 and 80).

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameIan Siegel
                                                             Division of
Corporation Finance
Comapany NameZipRecruiter, Inc.
                                                             Office of
Technology
February 25, 2021 Page 5
cc:        Katherine K. Duncan, Esq.
FirstName LastName